Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated October 25, 2012

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-4.

The estimated initial value of the notes at the time the terms of the notes are set will be less than the public offering price. See “Summary” on the following page, “Risk Factors” on page TS-6 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.00	$
Underwriting discount (1) (2)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November     , 2012

Units $10 principal amount per unit CUSIP No.

Pricing Date* November     , 2012 Settlement Date* December     , 2012

Maturity Date* November     , 2014

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return

Maturity of approximately two years 3-to-1 upside Maturity of approximately two years

3-to-1 upside exposure to increases in the Index, subject to a capped return of [16% to 20%]

1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

All payments occur at maturity and are subject to the credit risk of Bank of America Corporation

No periodic interest payments Limited secondary market liquidity, with no exchange listing Bank of America

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Summary

The Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM – Excess Return, due November     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Dow Jones-UBS Commodity IndexSM – Excess Return (the “Index”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. The amount you receive at maturity will be calculated based on the $10 Original Offering Price per unit and the performance of the Index. See “Terms of the Notes” below.

Payments on the notes depend on our credit risk and on the performance of the Index. The economic terms of the notes (including the Capped Value) are based on the rate we would pay to borrow funds through the issuance of market-linked notes and the terms of certain related hedging arrangements. The implied borrowing rate for market-linked notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the estimated initial value of the notes.

Due to these factors, the public offering price you pay to purchase the notes will be greater than the estimated initial value of the notes determined immediately at the time the terms of the notes are set. This estimated initial value is expected to be between $9.63 and $9.68 per unit. The estimated initial value will be calculated shortly before pricing and will be set forth in the final term sheet made available to investors in the notes. For more information about the estimated initial value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The Dow Jones-UBS Commodity IndexSM - Excess Return (Bloomberg symbol: “DJUBS”).
Starting Value:	The closing level of the Market Measure on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as described on page S-31 of product supplement ARN-4.
Ending Value:

The closing level of the Market Measure on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page S-31 of product supplement ARN-4.

Capped Value:	[$11.60 to $12.00] per unit of the notes, which represents a return of [16% to 20%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date
Participation Rate:	300%
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement ARN-4 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146655/d326526d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes .

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.80, the midpoint of the Capped Value range of [$11.60 to $12.00]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Participation Rate of 300%, a Capped Value of $11.80 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
97.00		-3.00%	$9.70		-3.00%
100.00	(1)	0.00%	$10.00		0.00%
103.00		3.00%	$10.90		9.00%
106.00		6.00%	$11.80	(2)	18.00%
110.00		10.00%	$11.80		18.00%
120.00		20.00%	$11.80		18.00%
130.00		30.00%	$11.80		18.00%
140.00		40.00%	$11.80		18.00%
150.00		50.00%	$11.80		18.00%
160.00		60.00%	$11.80		18.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value:    80.00

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value:  103.00

$10 +	[	$10 × 300% ×	(103 – 100)	]	= $10.90 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value:  130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.80 per unit
100

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-4, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.

▪

The public offering price you pay for the notes will exceed their estimated initial value. The estimated initial value of the notes that will be provided in the final term sheet is an estimate only, calculated to reflect the costs and charges included in the notes and the implied borrowing rate at the time the terms of the notes are set, and is provided for informational purposes only. The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.

▪

A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their estimated initial value. This is due to, among other things, changes in the level of the Index, the implied borrowing rate we pay to issue market-linked notes, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in components included in the Index) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index and not to the spot prices of the Index Commodities and an investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts.

The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” See “The Index — General.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

Trading and other transactions by UBS AG (“UBS”), UBS Securities, and their affiliates in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index.

UBS, UBS Securities, and their affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS, UBS Securities, and their affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the Index Commodities or are linked to the performance of the Index. Certain of UBS’s or UBS Securities’ affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and CME Indexes and UBS Securities and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index Components in order to hedge the market-maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, UBS Securities, CME Indexes, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the notes into consideration at any time.

Risks associated with the Index may adversely affect the market price of the notes.

The annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. CME Indexes and UBS Securities may not discover every discrepancy and any discrepancies that require revision will not be applied retroactively. These discrepancies may adversely affect the level of the Index and the market price of the notes.

The notes are linked to the Dow Jones-UBS Commodities IndexSM — Excess Return and not the Dow Jones-UBS Commodities IndexSM — Total Return.

The Dow Jones-UBS Commodities IndexSM — Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodities IndexSM — Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodities IndexSM — Excess Return, also reflects interest that could be earned on cash collateral invested in three–month U.S. Treasury bills. Because the notes are linked to the Dow Jones-UBS Commodities IndexSM — Excess Return and not the Dow Jones-UBS Commodities IndexSM — Total Return, the Redemption Amount will not reflect this total return feature.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of CME Indexes and UBS Securities as stated in those sources, and these policies are subject to change at the discretion of CME Indexes and UBS Securities. CME Indexes and UBS Securities have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones and UBS discontinuing publication of the Index are discussed in the section of product supplement ARN-4 beginning on page S-38 entitled “Description of ARNs — Discontinuance of a Market Measure”. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity IndexSM — Excess Return,” “DJUBSSM” are service marks of Dow Jones Trademark Holdings, LLC and UBS, as the case may be, and have been licensed for use by us for certain purposes. The notes are not sponsored, endorsed, sold, or promoted by CME Indexes, Dow Jones & Company, Inc. (“Dow Jones”), UBS, UBS Securities, or any of their respective subsidiaries or affiliates, and none of these entities or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the notes.

Acquisition by UBS Securities and CME Indexes Joint Venture

In May 2009, UBS Securities completed its previously announced acquisition of AIG’s commodity index business, at which time UBS Securities and Dow Jones entered into a joint marketing agreement to market the Dow Jones-UBS Commodity IndexSM. Dow Jones indicated that the Dow Jones-UBS Commodity IndexSM — Excess Return will have an identical methodology as the Dow Jones-AIG Commodity IndexSM — Excess Return, and would take the same form and format as the Dow Jones-AIG Commodity IndexSM — Excess Return. Dow Jones subsequently assigned all of its interests in the joint marketing agreement to CME Indexes. In March 2010, CME Group Inc. and Dow Jones launched CME Indexes, a joint venture company, which is 90% owned by CME Group Inc. and 10% owned by Dow Jones. The Dow Jones-UBS Commodity IndexSM is calculated and published by Dow Jones Indexes, the marketing name for CME Indexes, in conjunction with UBS Securities.

General

The Index is a proprietary index that is designed to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. The 23 physical commodities that are eligible for inclusion in the Index are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI and Brent), gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 20 commodities selected for 2012 (the “Index Commodities”) are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, WTI crude oil, and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the “LME”), and Brent Crude Oil, which trades on the ICE. The designated futures contracts for the Index Commodities (the “Designated Contracts”) are set forth below in the section entitled “— Designated Contracts for Each Index Commodity.” The actual Index Commodities included in the Index are set forth below in the section “— Annual Reweighting and Rebalancing of the Index.”

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and longer-dated futures contracts on those physical commodities must be purchased. An investor with a rolling futures position is able to maintain an investment position in the underlying physical commodities without receiving delivery of those commodities. During the “roll period,” which occurs over five DJ-UBS Business Days (as defined below) each month, the calculation of the Index is gradually shifted from the use of the nearby dated futures contracts included in the Index to longer-dated futures contracts (at a rate of 20% per DJ-UBS Business Day during the roll period). At the end of the roll period, the longer-dated futures contracts are used to calculate the Index until the next roll period.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by CME Indexes and UBS Securities at any time.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “— Annual Reweighting and Rebalancing of the Index”) for those Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the futures contracts for the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to provide diversified exposure to commodities as an asset class and to avoid disproportionate weighting in any one commodity or sector, diversification rules have been established, which are applied annually. In addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

One or more Designated Contracts is selected by UBS Securities as the reference contract for each Index Commodity. With the exception of several LME contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS Securities has historically selected the futures contract that is traded in North America and denominated in U.S. dollars. If more than one of those contracts exists, UBS Securities has selected the most actively traded contract (with the exception of Crude Oil, for which two Designated Contracts have been selected). Data concerning the Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract is terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	5.25%	LME	25 metric tons
Brent Crude Oil	Brent Crude Oil $/barrel	4.82%	ICE	1,000 barrels
Coffee	Coffee “C” cents/pound	1.76%	NYBOT	37,500 lbs
Copper(2)	Copper cents/pound	7.00%	COMEX	25,000 lbs
Corn	Corn cents/bushel	7.39%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	1.50%	NYBOT	50,000 lbs
Gold	Gold $/troy oz.	9.78%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	3.28%	NYMEX	42,000 gallons
Lean Hogs	Lean Hogs cents/pound	1.88%	CME	40,000 lbs
Live Cattle	Live Cattle cents/pound	3.60%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	13.24%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	2.18%	LME	6 metric tons
Silver	Silver cents/troy oz.	2.90%	COMEX	5,000 troy oz.
Soybean Oil	Soybean Oil cents/pound	3.21%	CBOT	60,000 lbs
Soybeans	Soybeans cents/bushel	8.52%	CBOT	5,000 bushels
Sugar	World Sugar No. 11 cents/pound	3.06%	NYBOT	112,000 lbs
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.07%	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	6.49%	CBOT	5,000 bushels
WTI Crude Oil	Light, Sweet Crude Oil $/barrel	8.11%	NYMEX	1,000 barrels
Zinc	Special High Grade Zinc $/metric ton	2.97%	LME	25 metric tons

(1)	Reflects the approximate weightings as of October 22, 2012 of the twenty commodities currently included in the Index.

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(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contract and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities is assigned to “Commodity Groups.” The Commodity Groups, the commodities of each and the Index weighting of each Commodity Group as of October 22, 2012 are as follows:

Commodity Group	Commodities	As of October 22, 2012(1)
Agriculture	Coffee	31.93%
	Corn
	Cotton
	Soybeans
	Soybean Oil
	Sugar
	Wheat
Energy	Crude Oil	32.52%
	Heating Oil
	Natural Gas
	Unleaded Gasoline (RBOB)
Industrial Metals	Aluminum	17.40%
	Copper
	Nickel
	Zinc
Livestock	Lean Hogs	5.48%
	Live Cattle
Precious Metals	Gold	12.68%
	Silver

(1)	Reflects the rounded weightings of the five Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2012, as well as their respective Commodity Index Multipliers for 2012:

Index Commodity	2012 Commodity Dow Jones-UBS Commodity Index Multiplier
Aluminum	0.122001240
Brent Crude Oil	2.018463730
Coffee	49.718288270
Copper	88.137951720
Corn	44.427643590
Cotton	89.420009330
Gold	0.259614930
Heating Oil	48.394800460
Lean Hogs	107.921951210
Live Cattle	129.475993150

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Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Index Commodity	2012 Commodity Dow Jones-UBS Commodity Index Multiplier
Natural Gas	148.928960410
Nickel	0.005894520
Silver	4.137722700
Soybean Oil	282.740858540
Soybeans	25.375818920
Sugar	691.631070700
Unleaded Gasoline	52.809861150
Wheat	34.038931390
WTI Crude Oil	4.079212650
Zinc	0.072232310

Index Supervisory and Advisory Committees

CME Indexes and UBS Securities have established a two-tier oversight structure comprised of a supervisory committee (the “Supervisory Committee”) and an advisory committee (the “Advisory Committee”) in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by CME Indexes, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings will be determined each year in June or July by the Supervisory Committee. The recalculation of the composition of the Index will be determined each year in June by UBS Securities under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July or August following that meeting, and takes effect in the month of January immediately following that announcement.

For each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each Designated Contract is determined by taking a five-year average of the product of the trading volume and the historic U.S. dollar value of that contract, and dividing the result by the sum of the products for all Designated Contracts. The CPP is determined for each Designated Contract by taking a five-year average of production figures, adjusted by the historic U.S. dollar value of the Designated Contract, and dividing the result by the sum of such products for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

▪	No single commodity may constitute more than 15% of the Index (Brent and WTI are considered together as one commodity for purposes of applying the 15% limit);

▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

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Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Designated Contract. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the Designated Contracts for such day to create the Commodity Index Multiplier (the “CIM”) for each of the Designated Contracts. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by CME Indexes, in conjunction with UBS Securities, by applying the impact of the changes to the prices of the Designated Contracts (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Designated Contracts are multiplied by the prices for those contracts. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph shows the monthly historical performance of the Index in the period from January 2007 through September 2012. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 19, 2012, the closing level of the Index was 146.3712.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

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License Agreement

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC and UBS Securities LLC (“UBS Securities”), and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”). “UBS” is a registered trademark of UBS AG (“UBS AG”). S&P is a registered trademark of S Standard & Poor’s Financial Services LLC.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCI, which is determined, composed and calculated by Dow Jones Opco in conjunction with UBS Securities without regard to us, MLPF&S or the notes. Dow Jones, UBS Securities and Dow Jones Opco have no obligation to take our needs or the needs of MLPF&S or the holders of the notes into consideration in determining, composing or calculating DJ-UBSCI. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the notes, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by Licensee, but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity Index and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index and the notes.

This term sheet relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones-UBS Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index components in connection with the notes. None of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, DOW JONES OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, DOW JONES OPCO AND MLPF&S, OTHER THAN UBS AG AND THE LICENSORS OF DOW JONES OPCO.

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Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable estimated maturity and is generally lower by an amount ranging from 0.25% to 0.50% per annum (equivalent to $0.05 to $0.10 per unit) at the time we commence the offering of our market-linked notes. This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically reduces the estimated initial value of the notes at the time the terms of the notes are set.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit Original Offering Price. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

The lower implied borrowing rate, the underwriting discount and the hedging-related costs and charges, reduce the economic terms of the notes to you and result in the estimated initial value for the notes (estimated at the time the terms of the notes are set) being less than the public offering price for the notes. For further information, see “Risk Factors — General Risks Relating to ARNs” beginning on page S-10 and “Use of Proceeds” on page S-22 of product supplement ARN-4.

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Accelerated Return Notes® Linked to the Dow Jones-UBS Commodity IndexSM - Excess Return, due November , 2014

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Index.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

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